Exhibit 23.1.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 9, 2014, with respect to the consolidated financial statements of  Denver Parent Corporation and subsidiaries as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-191602) and related Prospectus of Denver Parent Corporation and subsidiaries for the offer to exchange up to $255 million 12.25%/13.00% Senior PIK Toggle Notes due 2018.

/s/ ERNST & YOUNG LLP

Denver, Colorado
May 20, 2014